Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Reynolds American Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-117813, 333-117814, and 333-117815) on Form S-8 of Reynolds American Inc. of our reports dated June 22, 2005, with respect to the statements of net assets available for benefits as of December 31, 2004 and 2003 and the related statements of changes in net assets available for benefits for the years then ended, and supplemental schedules, which reports appear in the December 31, 2004, annual report on Form 11-K of the Reynolds American Capital Investment Plan and the Savings and Investment Plan for Employees of R. J. Reynolds Tobacco in Puerto Rico.

/s/ KPMG LLP

Greensboro, North Carolina
June 23, 2005